January 9, 2009
John Cash
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:	Quanta Services, Inc.
Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement, April 18, 2008
Form 10-Q for the quarter ended September 30, 2008
File No. 1-13831
Dear Mr. Cash:
     We are providing the following response to the comment letter dated December 23, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-Q for the quarter ended September 30, 2008 filed by Quanta Services, Inc. (the “Company” or “Quanta”). The following response is keyed to the Staff’s comment. All page numbers in our response refer to the respective page numbers in the relevant filing.
Form 10-Q for the period ended September 30, 2008
Notes to the Condensed Consolidated Financial Statements
Note 9. Segment Information, page 25
1.	We have read your response to our previous comment eight of our letter dated November 26, 2008 and appreciate the additional information. In order to help us more clearly understand your operating units and reportable segments, please provide us with the actual reports for the fiscal year end December 31, 2007 and the year-to-date quarter ended September 30, 2008 which are reviewed by your chief operating decision maker. Such reports should be actual, and provided at the lowest level of detail as provided to the CODM. Additionally, we note your reference to the recent aggregation of certain measures by type of work and the fact that certain presidents and vice-presidents have been named to oversee companies with similar operations. Please further explain these changes and provide us with the actual reports for these measures for the same periods noted above. We may have further comment.

Response:
In response to the Staff’s comment, we have provided supplementally by hand delivery and under separate cover, pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission, copies of (i) the actual reports for the fiscal year ended December 31, 2007 and the year-to-date quarter ended September 30, 2008 that are reviewed by Quanta’s CODM and represent the lowest level of detail as provided to the CODM and (ii) the actual reports for revenues by type of work for the same periods noted above. We have also provided, as additional information, the actual reports provided to Quanta’s CODM for the month ended July 31, 2008, which are representative of the reports reviewed by the CODM on a monthly basis.
The following provides a summary description of the various supplemental reports provided to assist you in your review:
•	The reports labeled Category A, which are those provided to you in binders, include financial information by operating unit for the fiscal year ended December 31, 2007, the year-to-date quarter ended September 30, 2008 and the month ended July 31, 2008. These reports include data for the month, quarter-to-date and year-to-date for the respective periods. On certain reports, the operating unit information is sub-totaled by management division (e.g. electric power), but that does not correspond to information by type of work. The data presented by operating unit includes income statement, balance sheet, cash flow, capital expenditure and backlog data, as well as detailed information by project. Reports consistent with Category A reports are reviewed on a monthly basis by the CODM.

•	The reports labeled Category B include supplemental operating and financial data reviewed by the CODM for the fiscal year ended December 31, 2007 and for the year-to-date quarter ended September 30, 2008. These supplemental reports include data by operating unit such as employee count, summaries by contract type and strategic alliances as well as various summary comparisons of operating performance to forecasted and prior period information. They also include the type of work data that we are providing separately as Category C below. Reports consistent with Category B reports are only prepared and provided for review by the CODM on a quarterly basis.

•	The reports labeled Category C provide revenue and gross margin data by type of work. Reports consistent with Category C reports are also, like Category B, only prepared and provided for review by the CODM on a quarterly basis.
Quanta’s CODM utilizes the monthly, quarterly and year-to-date data included in reports consistent with those we have provided to you as the Category A reports, which provide key financial and operating information at the operating unit level, to make decisions regarding the allocation of resources, assessment of performance and management of risk. We believe that the information that is provided consistently throughout all monthly periods is most indicative of the operating results utilized by our CODM in his decision-making. The limited information in the Category B and C reports is not sufficient to independently facilitate decision-making by our CODM.

With regard to the Staff’s request for further explanation to our reference to recent changes for the aggregation of certain data by type of work, these changes were made in order to conform the presentation of information between Quanta and InfraSource Services, Inc. (“IFS”) following the acquisition of IFS in August 2007. Prior to the acquisition of IFS, Quanta had historically gathered and discussed revenues by type based on the customer’s industry rather than by the type of work being performed. IFS, however, had been aggregating and disclosing revenues by type of work being performed. Quanta management evaluated information for the purposes of combining the two companies and concluded that disclosure of revenues by type of work may be more understandable by investors, and therefore Quanta began to aggregate and disclose revenues by type of work beginning with the third quarter of 2007, which was the first quarter subsequent to the IFS acquisition.
The reference that we made in our response to Comment 8 in our letter dated December 11, 2008 to the fact that certain presidents and vice-presidents oversee companies with similar operations relates to management for organizational purposes and not to any recent changes in Quanta’s approach to analysis of financial information, and no changes have occurred within the management structure of the organization as a result of the aggregation of revenue by type of work which began in the third quarter of 2007. The reference to the various presidents and vice-presidents who oversee certain operating units serves to recognize that these personnel exist in management positions; however, they are not identified as Quanta’s CODMs as discussed in our response to Comment 8 in our December 11, 2008 letter regarding criteria (b) of paragraph 10 of SFAS 131.
We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.

Very truly yours, /s/ James H. Haddox James H. Haddox Chief Financial Officer

cc:	James R. Ball
Chairman, Audit Committee

David Carroway
Assurance Partner
PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston, Texas 77002

Mindy Hooker
Tricia Armelin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

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